Exhibit 23.1

Independent Auditors’ Consent

We consent to the incorporation by reference in this Amendment No. 2 to Registration Statement No. 333-105918 of Photronics, Inc. on Form S-3 of our report dated December 6, 2002 (June 25, 2003 with respect to Note 21), appearing in the Annual Report on Form 10-K of Photronics, Inc. for the year ended November 3, 2002 as amended by Form 10-K/A dated June 25, 2003 and as further amended by Form 10-K/A dated August 13, 2003, which contains an explanatory paragraph that describes the change in method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets,” as discussed in Note 5 to the consolidated financial statements and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/    DELOITTE & TOUCHE LLP

        Hartford, Connecticut

        August 13, 2003